EXHIBIT 2

                   Westmoreland Announces
                 Transaction with Ark Land Company



Colorado Springs, CO -- December 13, 1995 -- Westmoreland Coal Company (NYSE:WCX) today announced today that it has reached agreement with Ark Land Company, a subsidiary of Arch Minerals for the release to Ark of approximately
1.5 million tons of coal Westmoreland held under lease from Ark in Letcher County, Kentucky, and Wise County, Virginia, where Westmoreland's Virginia Division operations are located. In exchange for this, Westmoreland will receive approximately $2.5 million cash in January, 1996 and will receive a reduction in future minimum annual rentals for the portion of the Ark Lease retained by Westmoreland. As Part of transaction, Westmoreland will receive a credit for minimum rentals payable in January, 1996, and resolve a boundary dispute. Ark will also consent to any future transfer of other reserves Westmoreland holds under leases with Ark.

This is a significant step in our plan to realize value from our idled Virginia Division operations. We appreciate the cooperation of Ark Land Company in resolving the underlying boundary dispute and are glad that we could reach an agreement that benefits both companies, said Christopher K. Seglem, Westmoreland's President and Chief Executive Officer.


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For information contact Diane Jones (719) 448-5814.

















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SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            WESTMORELAND COAL COMPANY





Date:  December 1, 1995     By:
                               -----------------------------
                               Robert J. Jaeger
                               Vice President - Finance,
                               Treasurer, and Controller